RECEIVED

2009 MAR 25 A 7:03

09045623

082-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

March 12, 2009

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 082-35029

Enclosed is a copy of a notice from the Westfield Group regarding the announcement of the Westfield Group Stapled Securities Plan. This letter/release was distributed to the members of Westfield Group on March 12, 2009. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Ms. Aline Taireh
Title: Assistant Secretary

Enclosures

dl 3/26

82-35029

12 March 2009

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC) - STAPLED SECURITIES PURCHASE PLAN

As announced on 26 February 2009, the Westfield Group is pleased to announce the Westfield Group Stapled Securities Purchase Plan (**SPP**) which provides eligible securityholders with the opportunity to purchase up to 498 Westfield Group stapled securities (for a maximum application amount up to A$4,999.92) without brokerage and transaction costs.

The number and value of securities which eligible securityholders may apply for under the SPP are as follows:

Number of stapled securities	Application amount
50	A$502
100	A$1,004
250	A$2,510
498	A$4,999.92

Other key features and dates for the SPP are as follows:

Record date for participation	7.00pm 26 February 2009
Price per stapled security	$10.04 being the same price at which securities were issued under the Group's distribution reinvestment plan for the distribution paid on 27 February 2009
Distribution entitlements	The new securities issued under the SPP will rank for distributions form 1 January 2009 and will trade under the code "WDC"
Closing date	5.00pm 31 March 2009
Expected issue date	8 April 2009

The attached booklet sets out the details and terms and conditions of the SPP. The booklet and the application form are being despatched to eligible securityholders today.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

82-35029

Westfield

Westfield Group
Stapled Securities Purchase Plan

6 March 2009

Westfield Holdings Limited (ABN 66 001 671 496)

Westfield Management Limited (ABN 41 001 670 579; AFS Licence 230329)
as Responsible Entity of Westfield Trust (ARSN 090 849 746)

Westfield America Management Limited (ABN 66 072 780 619; AFS Licence 230324)
as Responsible Entity of Westfield America Trust (ARSN 092 058 449)

Please telephone the Westfield Group Registry, Computershare Investor Services Limited on Toll Free 1300 752 620 or +61 3 9415 4165 (for international callers) if you have any enquiries or require assistance. If you would like to contact Westfield Group Investor Relations please call 1800 222 242 (Freecall) or +61 2 9358 7877 (for international callers).

Westfield

Westfield Group Stapled Securities Purchase Plan

Important notices

This document does not take into account your individual investment objectives, financial situation, taxation position or needs. If you have any questions concerning the operation of the Westfield Group Stapled Securities Purchase Plan ("SPP"), its impact on you or your decision to participate in the SPP, please contact your stockbroker or other professional advisor.

The offer of stapled securities under the SPP is in accordance with Australian Securities and Investments Commission ("ASIC") Class Orders 02/831 and 02/832 and ASIC Instrument 02/1202, that grant relief from the requirement to prepare a disclosure document for this offer as well as ASIC Class Order 05/26, as modified by ASIC Instrument 05/1203, which allows Westfield to set the issue price for the SPP at a discount to the prevailing market price. In New Zealand, the offer of stapled securities under the SPP is in accordance with the Securities Act (Overseas Companies) Exemption Notice 2002, which grants relief from the requirement to prepare an investment statement or prospectus for this offer.

The laws of some countries prohibit participation by some overseas Westfield Group securityholders or makes participation by these securityholders impractical. Unfortunately, Westfield Group securityholders who are not resident in Australia or New Zealand will be unable to participate in the SPP.

The securities discussed herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or under any state securities laws. This information booklet is not an offer of securities for sale in the United States and the securities discussed herein may not be offered or sold in the United States absent registration or an exemption from registration. No offering of securities discussed herein will be made in the United States by the Westfield Group.

The Westfield Group reserves the right to reject any application for stapled securities under the SPP that it believes does not comply with the attached terms and conditions.

Letter from the Chairman

6 March 2009

I am pleased to offer you the opportunity to apply to participate in the Westfield Group Stapled Securities Purchase Plan ("SPP"), allowing you to purchase up to 498 Westfield Group stapled securities (at a price of $4,999.92) without brokerage and transaction costs.

Funds raised under the SPP will be used to further strengthen the Group's balance sheet through the retirement of debt.

Participation in the SPP is entirely voluntary.

Number of stapled securities	Application amount at $10.04 per stapled security
50	A$502
100	A$1,004
250	A$2,510
498	A$4,999.92

Stapled securities will be issued under the SPP at $10.04 per stapled security, which is the same price at which stapled securities were issued by Westfield under its distribution reinvestment plan for the distribution paid on 27 February 2009. This represented a discount of 2.5% to the arithmetic average of the daily volume weighted average sale price of stapled securities over the 10 ASX trading days ended 24 February 2009.

The new stapled securities issued under the SPP will rank for distributions from 1 January 2009 and will trade under the code WDC.

If you choose to participate in the SPP you will not pay any brokerage charges, commissions or other transaction costs. To apply for a parcel of Westfield Group stapled securities all you need to do is follow the instructions on the enclosed personalised application form. The SPP opens on 9 March 2009 and is expected to close at 5.00pm (Sydney time) on 31 March 2009.

This booklet sets out the details and terms and conditions of the SPP and I urge you to read it in its entirety before you decide whether to participate. If you have any concerns about what to do, you should consult your investment, financial, taxation or other professional adviser or call the Securities Purchase Plan information line on 1300 752 620 or +61 3 9415 4165 (outside Australia).

Yours sincerely

Frank P Lowy AC
Chairman

Frequently asked questions

Set out below are answers to certain frequently asked questions on the operation of the Westfield Group Stapled Securities Purchase Plan ("SPP"). The full Terms and Conditions of the SPP are set out on pages 7 to 10 of this booklet.

1 What is the Stapled Securities Purchase Plan?

The SPP provides certain Westfield Group securityholders with a convenient way to purchase additional stapled securities.

Participation is entirely voluntary. The offer is also non-renounceable, which means that securityholders cannot transfer their right to purchase stapled securities under the SPP to a third party.

2 Why is Westfield Group issuing more securities?

The proceeds of the issue of stapled securities under the SPP will be used to further strengthen the Group's balance sheet through the retirement of debt.

3 Who may participate in the SPP?

All Australian and New Zealand holders of Westfield Group stapled securities at 7.00pm on 26 February 2009 (Sydney time) ("Record Date") are eligible to participate. The laws of some countries prohibit participation by some overseas Westfield Group securityholders or makes participation by these securityholders impractical. Unfortunately, Westfield Group securityholders who are not resident in Australia or New Zealand are unable to participate in the SPP.

4 How much can I invest under the SPP?

You may only invest in stapled securities under the SPP up to a total value of A$4,999.92. You may only apply for parcels of stapled securities as follows:

Value of parcel	Number of stapled securities
A$502	50
A$1,004	100
A$2,510	250
A$4,999.92	498

5 What do I do if I receive more than one application form?

If you receive more than one copy of this document, or if you hold Westfield Group stapled securities in more than one capacity (e.g. because you are both a sole and joint holder), the maximum amount you may invest under the SPP in all capacities is A$4,999.92. This is because the maximum amount that may be raised by law from each securityholder on their own account under a securities purchase plan in any 12 month period is $5,000. By applying to purchase stapled securities under the SPP, you certify you have not exceeded this A$5,000 limit.

However, if you are a securityholder that is expressly recorded in the Westfield Group's security register as holding stapled securities as trustee or nominee for one or more persons (each a "beneficiary") then each beneficiary is taken to be an eligible securityholder for the purposes of the SPP and each such beneficiary may make an application through you as trustee or nominee to participate in the SPP.

6 What is the issue price of the stapled securities?

The issue price of the stapled securities will be $10.04 per stapled security, which is the same price at which stapled securities were issued by Westfield under its distribution reinvestment plan for the distribution paid on 27 February 2009. This represented a discount of 2.5% to the arithmetic average of the daily volume weighted average sale price of stapled securities over the 10 ASX trading days ended 24 February 2009.

If you apply to participate in the SPP you are accepting the risk that the market price of the stapled securities may change between the Record Date, the date on which you apply to participate or make payment and the issue date. This means that, up to and/or after the issue date, you may be able to buy stapled securities on the ASX at a lower price than the issue price.

Your application is unconditional and cannot be withdrawn even if the market price of stapled securities is less than the issue price.

7 How many stapled securities will I receive?

The number of stapled securities that may be allotted to you under the SPP will be:

Value of parcel	Number of stapled securities
A$502	50
A$1,004	100
A$2,510	250
A$4,999.92	498

8 What rights will the new stapled securities have?

The stapled securities issued under the SPP will rank for distributions from 1 January 2009.

9 What are the costs?

Westfield Group securityholders participating in the SPP will pay no brokerage charges, commissions or other transaction costs in relation to the issue of stapled securities to them under the SPP. Stapled securities will be issued at $10.04 per stapled security being the same price at which stapled securities were issued under the Group's distribution reinvestment plan for the distribution paid on 27 February 2009.

Frequently asked questions

10 How do I apply for stapled securities under the SPP?

If you wish to apply to participate in the SPP you may either:

Option 1: Pay by cheque

To pay by cheque please complete the application form and return it and your cheque to:

Computershare Investor Services Pty Limited
GPO Box 505
Melbourne, Victoria 3001
Australia

Your completed application form and cheque must be received by Computershare before 5.00pm on 31 March 2009.

Option 2: Pay via BPAY®

To pay via BPAY® you will need to:

- be an account holder with an Australian financial institution;
- use the personalised reference number shown on your application form which is required to identify your holding; and
- ensure that your payment is received by the Westfield Group Registry before 5.00pm on 31 March 2009.

If paying via BPAY® you will not need to complete or submit an application form but you will be taken to make the statements and certifications on the application form.

11 What are the key dates for the SPP?

Event		Key dates (Sydney time)
Eligibility to participate in the SPP is determined	Record Date	7.00pm on 26 February 2009
SPP offer closes If you wish to participate, your application form and cheque or your BPAY® payment must be received by this time.	Closing Time	5.00pm on 31 March 2009
Stapled securities allotted	Issue Date	8 April 2009*

*Subject to change

12 What statements will I receive?

Following the issue of stapled securities under the SPP, Westfield Group securityholders who participated in the SPP will receive a statement which includes details of:

- the number of stapled securities issued to the securityholder under the SPP;
- the total number of stapled securities held by the securityholder;
- the issue price per stapled security.

Terms and Conditions

IMPORTANT NOTICE: If you apply to participate in the SPP by completing and returning the application form or by making a payment via BPAY®, you are accepting the risk that the market price of the stapled securities may change between the Record Date, the date on which you send in an application form or make a BPAY® payment and the Issue Date. This means that, up to and/or after the Issue Date, you may be able to buy stapled securities on the ASX at a lower price than the issue price.

This document does not take into account your individual investment objectives, financial situation, taxation position or needs. We encourage you to seek your own financial advice regarding your participation in the SPP.

1 Offer

1.1 Westfield Group ("We, our, us") offers to provide securityholders ("you") the right to participate in the Westfield Group Stapled Securities Purchase Plan ("SPP") on the terms and conditions set out below.

1.2 The offer is made on the date of this document and closes at 5.00pm on 31 March 2009 (Sydney time) ("Closing Time").

1.3 The offer is non-renounceable. That is, you may not transfer your right to apply to purchase stapled securities under the SPP to anyone else. If you choose not to participate in the SPP, your right to participate lapses at the Closing Time.

2 Eligible securityholders

2.1 All registered holders of Westfield Group stapled securities as at 7.00pm (Sydney time) on 26 February 2009 ("Record Date") with a registered address in either Australia or New Zealand are eligible to participate in the SPP.

2.2 No offer is made to Westfield Group securityholders with a registered address outside Australia or New Zealand at the Record Date.

2.3 Joint holders of Westfield Group stapled securities are taken to be a single registered holder of stapled securities for the purposes of determining whether they are eligible to apply to participate in the SPP and the certification on the application form is taken to have been given by all of them.

2.4 Where a trustee or nominee is a registered holder of Westfield Group stapled securities and is expressly noted on the register as holding stapled securities on account of a named beneficiary, the named beneficiary will be taken to be the registered holder of those stapled securities. An application for stapled securities, certification or issue of stapled securities to the trustee or nominee will be taken to be an application or certification by, or an issue to, the named beneficiary.

3 Applications for stapled securities

3.1 If you wish to apply for stapled securities under the SPP, you must complete the application form at the back of this document and send a cheque to the Westfield Group Registry or alternatively make a payment via BPAY® in accordance with the instructions on the application form.

3 Applications for stapled securities (continued)

3.2 You may only apply for parcels of stapled securities as follows:

Value of parcel	Number of stapled securities
A$502	50
A$1,004	100
A$2,510	250
A$4,999.92	498

3.3 We (and our officers and agents) may accept or reject your application at our discretion. Our discretion to reject your application may be exercised if:

(a) your application form and cheque or your BPAY® payment is not received by Computershare Investor Services Pty Limited by the Closing Time;

(b) if paying by cheque, your application form is incomplete or incorrectly completed or otherwise determined by us to be invalid;

(c) your cheque is dishonoured or has been incorrectly completed;

(d) a BPAY® payment is not received, or is incomplete or invalid;

(e) it appears that you are applying for more than A$4,999.92 of stapled securities; or

(f) we believe that you are a foreign securityholder who is ineligible to participate in the SPP.

We will not pay any interest on any application money returned to you.

4 Issue price

The issue price of the stapled securities under the SPP will be $10.04, which is the same price at which stapled securities were issued by Westfield Group under its distribution reinvestment plan for the distribution paid on 27 February 2009. This represented a discount of 2.5% to the arithmetic average of the daily volume weighted average sale price of stapled securities over the 10 ASX trading days ended 24 February 2009 ("Issue Price").

5 Number of stapled securities to be allotted

If your application is accepted, the number of stapled securities that will be allotted to you under the SPP will be:

Value of parcel	Number of stapled securities
A$502	50
A$1,004	100
A$2,510	250
A$4,999.92	498

6 Issue of stapled securities

6.1 The stapled securities will be allotted under the SPP on 8 April 2009 ("Issue Date").

6.2 We will apply for those stapled securities to be listed for quotation on the ASX. It is anticipated that the stapled securities will be quoted on ASX on or shortly after the Issue Date.

7 Rights of allotted stapled securities

The stapled securities allotted under the SPP will rank for all distributions from 1 January 2009 and will trade under the code WDC.

8 Your acknowledgements in participating in the SPP

8.1 By completing and returning the application form with cheque or making a payment via BPAY®, you:

(a) agree to comply with these terms and conditions;

(b) agree that your application is unconditional and that you cannot withdraw your application;

(c) represent and warrant that you are eligible under clause 2 to participate in the SPP;

(d) certify that you have not applied for stapled securities with an aggregate application price in excess of A$5,000 under the SPP, even if you have received more than one offer under the SPP or received offers in more than one capacity under the SPP;

(e) agree to indemnify us for any dishonour fees that may be incurred in presenting a cheque for payment which is dishonoured;

(f) authorise us (and our officers and agents) to correct any error or omission in your application form and to complete the application form by correcting any error or inserting any missing details; and

(g) acknowledge that we have not provided you with any investment or financial product advice regarding your decision to apply for and acquire stapled securities under the SPP.

9 Amendments to the terms and conditions

9.1 We will not change these terms and conditions except as set out in this clause 9.

9.2 We reserve the right to:

(a) waive compliance with any provision of these terms and conditions;

(b) amend the timetable of the SPP; and

(c) withdraw the SPP at any time prior to issue. If the SPP is withdrawn, all application money will be refunded. No interest will be paid on any refunded application money.

82-35029

Terms and Conditions

10 Disputes

10.1 We may make determinations in any way we think fit, on any difficulties, anomalies and disputes which may arise in connection with or by reason of the SPP. Any determinations made by us will be conclusive and binding on all persons to whom the determination relates.

11 Governing law

11.1 These terms and conditions are governed by the laws in force in New South Wales.

Corporate Directory

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ABN 55 191 750 378
ARSN 090 849 746
Responsible Entity
Westfield Management Limited
ABN 41 004 670 579
AFS Licence 230329

Westfield America Trust
ABN 27 374 714 905
ARSN 092 058 449
Responsible Entity
Westfield America Management Limited
ABN 66 072 780 619
AFS Licence 230324

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
1800 222 242 (Australia)
+61 2 9358 7877 (Overseas)

Registry
Computershare Investor Services Pty Limited
Level 2, 60 Carrington Street
Sydney NSW 2000

GPO Box 505
Melbourne, Victoria 3001
Australia

Website
www.westfield.com/corporate

Westfield Group SPP Information Line
1300 752 602 (Australia)
+61 3 9415 4165 (Overseas)


Westfield
www.westfield.com/corporate